UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

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For the month of November 2007

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber

75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________ apartement

PRESS RELEASE

EBRD AND VEOLIA ENVIRONNEMENT EXPAND THEIR COOPERATION

IN CENTRAL AND EASTERN EUROPE

Paris, November 26th, 2007. The EBRD is investing up to €105 million for a 10 percent stake in Veolia Voda, with the aim of boosting the role of the private sector in the provision of water and wastewater services especially in Russia and Ukraine.

The funds will be used by Veolia Voda to continue its expansion in the Bank’s countries of operation with an emphasis on development in Russia and Ukraine. A holding company for Veolia Water central and eastern European activities, Veolia Voda has already made successful entries into the markets of Hungary and the Czech and Slovak republics. The EBRD’s investment will support the entry of a world leader in the water sector into Russia and Ukraine.

As well as supporting a rise in quality of the provision of water and wastewater services, Veolia brings a commitment to transparency and good corporate governance. The development of effective and sustainable infrastructure is crucial for the successful transformation of economies in the EBRD region and infrastructure projects are playing an increasingly important role in EBRD investments.

Antoine Frérot, Chief Executive Officer of Veolia Water said, “this partnership underlines Veolia Voda’s commitment to working in close co-operation with authorities in Central and Eastern Europe, and our development in this region will be further enhanced through EBRD’s support. Our long standing expertise will contribute not only to providing communities with efficient water and wastewater services, but also to the protection of natural water resources which is of major importance to this region.”

Thomas Maier, EBRD Director for Municipal & Environmental Infrastructure, said improving the supply of water and reducing the danger of pollution and sickness by raising the quality of wastewater treatment made a real difference to the quality of people’s lives. “Veolia’s track record in this sector makes them the ideal partner in the drive to transform this sector in areas where international operators have yet to enter the market” he added.

The EBRD provided €307 million in support of municipal and environmental infrastructure projects in 2006 and has committed a total of 2.8 billion in 165 infrastructure projects since 1996 – when the Bank first started MEI investment. Investments in water services totalled 1.6 billion during this period.

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The EBRD, owned by 61 countries and two intergovernmental institutions, aims to foster the transition from centrally planned to market economies from central Europe to central Asia. Visit the EBRD’s website: www.ebrd.com

Veolia Water, the water division of Veolia Environnement, is the world leader in water and wastewater services. Specialized in outsourcing services for municipal authorities, as well as industrial and service companies, it is also one of the world's major designers of technological solutions and constructor of facilities needed in water and wastewater services. Veolia Water serves 108 million people worldwide. With 77,800 employees, its 2006 revenues amounted to €10,1 billion.

Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is world leader in environmental services. With more than 300,000 employees the company has operations all around the world and provides tailored solutions to meet the needs of municipal and industrial customers in four complementary segments: water management, waste management, energy management and freight and passenger transportation. Veolia Environnement recorded revenue of €28.6 billion in 2006. http://www.veolia.com

Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk of suffering reduced profits or losses as a result of intense competition, the risk that changes in energy prices and taxes may reduce Veolia Environnement’s profits, the risk that governmental authorities could terminate or modify some of Veolia Environnement’s contracts, the risk that acquisitions may not provide the benefits that Veolia Environnement hopes to achieve, the risk that Veolia Environnement’s compliance with environmental laws may become more costly in the future, the risk that currency exchange rate fluctuations may negatively affect Veolia Environnement’s financial results and the price of its shares, the risk that Veolia Environnement may incur environmental liability in connection with its past, present and future operations, as well as the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Analyst and institutional investor contact: Nathalie Pinon - Tel. +33 1 71 75 01 67

US investor contact: Brian Sullivan - Tel +(1) 630 371 2749

Press release also available on our web site: http://www.veolia-finance.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 26, 2007

VEOLIA ENVIRONNEMENT
By:	/s/ Alain Tchernonog
Name: Alain Tchernonog
Title: General Secretary